SECURITIES AND EXCHANGE COMMISSION

Washington, D.C. 20549

SCHEDULE 13D

Under the Securities Exchange Act of 1934

(Amendment No.    )*

NexGen Energy Ltd.

(Name of Issuer)

Common Stock, no par value

(Title of Class of Securities)

65340P106

(CUSIP Number of Class of Securities)

Andrew J. Bond

Davis Wright Tremaine LLP

865 South Figueroa Street, Suite 2400

Los Angeles, California, 90017

(213) 633-6800

(Name, Address and Telephone Number of Person Authorized to Receive Notices and Communications)

July 21, 2017

(Date of Event Which Requires Filing of this Statement)

If the filing person has previously filed a statement on Schedule 13G to report the acquisition which is the subject of this Schedule 13D, and is filing this schedule because of Rule 13d-1(e), 13d-1(f) or 13d-1(g) check the following box:  ☐

Note: Schedules filed in paper format shall include a signed original and five copies of the schedule, including all exhibits. See Rule 13d-7 for other parties to whom copies are to be sent.

*	The remainder of this cover page shall be filled out for a reporting person’s initial filing on this form with respect to the subject class of securities, and for any subsequent amendment containing information which would alter disclosures provided in a prior cover page.

The information required on the remainder of this cover page shall not be deemed to be “filed” for the purpose of Section 18 of the Securities Exchange Act of 1934 (“Act”) or otherwise subject to the liabilities of that section of the Act but shall be subject to all other provisions of the Act (however, see the Notes).

SCHEDULE 13D

CUSIP No. 65340P106

1	Names of Reporting Person CEF Holdings Limited
2	Check the Appropriate Box if a Member of a Group (See Instructions) (a) ☐ (b) ☒
3	SEC Use Only
4	Source of Funds OO
5	Check if Disclosure of Legal Proceedings is Required Pursuant to Items 2(d) or 2(e) ☐
6	Citizenship or Place of Organization Hong Kong

NUMBER OF SHARES BENEFICIALLY OWNED BY EACH REPORTING PERSON WITH:	7	Sole Voting Power 29,005,583(1)
	8	Shared Voting Power -0-
	9	Sole Dispositive Power 29,005,583(1)
	10	Shared Dispositive Power -0-

11	Aggregate Amount Beneficially Owned by Each Reporting Person 29,005,583 (1)
12	Check if the Aggregate Amount in Row (9) Excludes Certain Shares ☒
13	Percent of Class Represented by Amount in Row (9) 8.2% (2)
14	Type of Reporting Person CO

(1)	Includes 12,977,805 shares of the Issuer’s common stock (the “Common Shares”) held by CEF Holdings Limited’s (“CEF”) wholly-owned subsidiary, CEF (Capital Markets) Limited (“CEFCM”) and 16,027,778 Common Shares issuable pursuant to the conversion of the Issuer’s 7.5% convertible debentures (the “Debentures”) held by CEFCM.
(2)	Based on 313,240,769 Common Shares outstanding on May 7, 2017, plus an aggregate of 25,343,558 Common Shares either purchased by, or issued to, the holders of the Debentures since May 7, 2017, and 16,027,778 Common Shares issuable on conversion of Debentures held by CEFCM.

SCHEDULE 13D

CUSIP No. 65340P106

1	Names of Reporting Person CEF (Capital Markets) Limited
2	Check the Appropriate Box if a Member of a Group (See Instructions) (a) ☐ (b) ☒
3	SEC Use Only
4	Source of Funds OO
5	Check if Disclosure of Legal Proceedings is Required Pursuant to Items 2(d) or 2(e) ☐
6	Citizenship or Place of Organization Hong Kong

NUMBER OF SHARES BENEFICIALLY OWNED BY EACH REPORTING PERSON WITH:	7	Sole Voting Power 29,005,583(1)
	8	Shared Voting Power -0-
	9	Sole Dispositive Power 29,005,583(1)
	10	Shared Dispositive Power -0-

11	Aggregate Amount Beneficially Owned by Each Reporting Person 29,005,583 (1)
12	Check if the Aggregate Amount in Row (9) Excludes Certain Shares ☒
13	Percent of Class Represented by Amount in Row (9) 8.2% (2)
14	Type of Reporting Person CO

(1)	Includes 12,977,805 Common Shares held CEFCM and 16,027,778 Common Shares issuable pursuant to the conversion of the Debentures held by CEFCM.
(2)	Based on 313,240,769 Common Shares outstanding on May 7, 2017, plus an aggregate of 25,343,558 Common Shares either purchased by, or issued to, the holders of the Debentures since May 7, 2017, and 16,027,778 Common Shares issuable on conversion of Debentures held by CEFCM.

SCHEDULE 13D

Item 1.	Security and Issuer.

This Schedule 13D relates to shares of common stock, no par value (the “Common Shares”) NexGen Energy Ltd. (the “Issuer”).

The Issuer’s principal executive offices are located at:

Suite 3150 – 1021 West Hastings Street,

Vancouver, British Columbia, Canada

V6E 0C3

Item 2.	Identity and Background

Each of the following is hereinafter individually referred to as a “Reporting Person” and collectively as the “Reporting Persons”.

(a) Name	of Reporting Persons:

CEF Holdings Limited (“CEF”)

CEF (Capital Markets) Limited (“CEFCM”)

(b) Address	of principal business office:

Suite 2303, 23rd Floor

Cheung Kong Center

2 Queen’s Road Central

Hong Kong

(c) Principal	business:

Holding and/or investment companies

(d)	During the last five years, neither CEF nor CEFCM has been convicted in any criminal proceeding (excluding traffic violations or similar misdemeanors).

(e)	During the last five years neither CEF nor CEFCM has been a party to any civil proceeding commenced before a judicial or administrative body of competent jurisdiction as a result of which it was or is now subject to a judgment, decree or final order enjoining future violations of, or prohibiting or mandating activities subject to, federal or state securities laws or finding any violation with respect to such laws.

(f)	Place of organization:

Hong Kong

Set forth on Schedule A hereto and incorporated herein by reference, is the name, business address, principal occupation, and citizenship of each of the directors, executive officers, and control persons of CEF and CEFCM. In their capacity as directors or executive officers of the relevant Reporting Person, each may be deemed a person controlling the Reporting Person. Each of the Reporting Persons disclaims beneficial ownership of the Common Shares, except to the extent of such Reporting Person’s pecuniary interest therein.

Item 3.	Source and Amount of Funds or Other Consideration

The Reporting Persons used cash on hand to purchase 12,073,212 Common Shares for an aggregate purchase price of $25 million, or $2.0707 per Common Share and $20 million for the Issuer’s 7.5% convertible debentures (the “Debentures”) convertible into an aggregate of 7,429,696 Common Shares. The Reporting Persons also received 289,757 Common Shares as an establishment fee for no additional cash consideration.

On June 10, 2016, CEFCM was issued for no cash consideration 331,843 Common Shares as an establishment fee in connection with CEFCM’s purchase of Debentures. CEFCM was subsequently issued 173,705 Common Shares and 109,288 Common Shares on December 12, 2016 and June 10, 2017, respectively, as interest on the Debentures it held.

The Reporting Persons have not purchased any Common Shares with borrowed funds.

Item 4.	Purpose of Transaction

The Reporting Persons are filing this Schedule 13D as a result of the execution of the Investor Rights Agreement (defined below under Item 6), which grants the Reporting Persons (along with other investors) the right to designate one nominee to serve on the Issuer’s Board of Directors, when certain conditions as outlined in the Investor Rights Agreement are met, including the Investors (defined below under Item 6) having beneficial ownership over an aggregate of at least 15% of the total Common Shares outstanding on a partially diluted basis. Since this threshold was met as of July 21, 2017, the Investors nominated Warren Gilman, who was subsequently appointed to serve on the Issuer’s Board of Directors on that date.

The acquisition and ownership of the Common Shares was for general investment purposes. The Reporting Persons do not have any present intention to acquire ownership of, or control over, additional securities of the Issuer, other than pursuant to the terms of the Debentures. It is the intention of the Reporting Persons to evaluate their investment in the Issuer on a continuing basis and such holdings may be increased or decreased in the future subject to any statutory or contractual restrictions. Any transactions that the Reporting Persons may pursue may be made at any time and from time to time without prior notice and will depend upon a variety of factors, including, without limitation, current and anticipated future trading prices of the securities of the Issuer, the financial condition, results of operations and prospects of the Issuer, general economic, financial market and industry conditions, other investment and business opportunities available to such Reporting Persons, tax considerations and other factors.

Other than as described above, the Reporting Persons do not have any present plans or proposals that relate to or would result in any of the actions described in subparagraphs (a) through (j) of Item 4 of Schedule 13D.

Item 5.	Interests in Securities of the Issuer

The information contained in the cover pages to this Schedule 13D is incorporated by reference into this item.

(a) and (b)

The beneficial ownership of the Common Shares by each Reporting Person as of the date hereof is reflected on that Reporting Person’s cover page.

Ownership of CEF is split equally between the Canadian Imperial Bank of Commerce, which is a large North American financial Institution and CK Hutchison Holdings Limited (“CK Hutchison”), which is a publicly listed Hong Kong based company. Li Ka Shin is the Chairman of the Board of Directors of CK Hutchison and Victor Li Tzar Kuoi is the Group Co-Managing Director and Deputy Chairman of CK Hutchison. Li Ka Shing and Mr. Victor Li Tzar Kuoi have shared voting and dispositive power over an aggregate of 45,948,012 Common Shares, which are held by two holding/investment companies: Sprinkle Ring Investment Limited (“Sprinkle Ring”) and Next Global Holdings Limited (“Next Global”). Since each of CEF, CEFCM, Next Global and Sprinkle Ring have entered into an Investor Rights Agreement (discussed below) with the Issuer, which among other things grants the Investors (defined below) the right to jointly nominate one member to the Issuer’s Board of Directors when the Investor’s combined holdings are at least 15% of the outstanding Common Shares (on a partially diluted basis), the Reporting Persons may be deemed to have shared beneficially ownership for purposes of Rule 13d-3 under the Securities Exchange Act of 1934 (the “Exchange Act”) of the 45,948,012 Common Shares that are beneficially owned by Sprinkle Ring and Next Global. When combined with the 29,005,583 Common Shares beneficially owned by the Reporting Persons, the aggregate Common Shares beneficially owned by the Reporting Persons including the Common Shares beneficially owned by Sprinkle Ring and Next Global would be 74,953,593 Common Shares, which represents approximately 19.4% of the total Common Shares outstanding on a partially diluted basis. This percentage is calculated based on a total of 313,240,769 Common Shares outstanding on May 7, 2017 plus all of the Common Shares issued to the Investors since that date and the Common Shares issuable pursuant to the conversion of all of the outstanding Debentures.

Notwithstanding the preceding, neither the filing of this Schedule 13D nor any of its contents shall be deemed to constitute an admission by any of the Reporting Persons that it is the beneficial owner of any of the 45,948,012 Common Shares beneficially owned by Sprinkle Ring and Next Global for purposes of the Exchange Act or for any other purpose, and the Reporting Persons’ beneficial ownership over such Common Shares is expressly disclaimed.

(c)

Except as described in this Schedule 13D, the Reporting Persons have not effected any transaction in the Common Shares during the past 60 days.

(d)

No persons are known to have the right to receive or the power to direct the receipt of dividends from, or the proceeds from the sale of, Common Shares.

(e)

Not applicable

Item 6.	Contracts, Agreements, Understandings or Relationships with Respect to Securities of the Issuer

In consideration for the increased investment in the Issuer, Next Global, Sprinkle Ring, CEFCM and CEF (together, the “Investors”) entered into an investor rights agreement dated July 21, 2017 (the “Investor Rights Agreement”) with the Issuer which provides for the following: (a) For so long as they hold at least 10% of the Common Shares (on a partially diluted basis), the Investors will agree (i) not to tender or agree to tender (or convert) the Debentures or any Common Shares they hold to an unsolicited takeover bid, (ii) to exercise the votes attached to all Common Shares they hold in respect of any change of control transaction, and deposit or tender such Common Shares, in accordance with the recommendation of the Issuer’s Board of Directors (the “Board”), (iii) to withhold votes in respect of any Common Shares they hold in respect of the election of individuals to the Board who are not nominees of management, and (iv) in respect of non-change of control matters, not to exercise the votes attached to any Common Shares they hold contrary to the recommendation of the Board; (b) For so long as they hold at least 10% of the Common Shares (on a partially diluted basis), the Investors will agree to a standstill whereby they will, among other things, not acquire any securities of the Issuer or solicit proxies or otherwise attempt to influence the conduct of security holders of the Issuer; (c) For so long as they hold at least 10% of the Common Shares (on a partially diluted basis), the Investors will be subject to restrictions on disposition applicable to any Common Shares they hold, consisting of giving prior notice to the Issuer of any proposed disposition of more than 0.5% of the number of Common Shares then outstanding and either: (i) disposing of such Common Shares to specific willing investors identified by the Issuer within a 7-day period; or (ii) disposing of such Common Shares either through a broad distribution on the public markets or in a private transaction or block trade to anyone other than specific investors identified by the Issuer within the 7-day period; and (d) For so long as they hold at least 15% of the Common Shares (on a partially diluted basis), the Investors will have the right to nominate one director to the Board.

The summary of the Investor Rights Agreement in this Item 6 and in Item 5 above is not complete and is qualified in its entirety by reference to the complete Investor Rights Agreement, which is filed as Exhibit 7.1 to this Schedule 13D and is incorporated by reference into both this Item 6 and Item 5 above.

Item 7.	Materials to be Filed as Exhibits

Exhibit 7.1	Investor Rights Agreement dated July 21, 2017 (Incorporated by reference to Exhibit 99.1 to the Form 6-K filed by NexGen Energy Ltd. with the Securities and Exchange Commission on July 28, 2017)

Exhibit 7.2	Joint Filing Agreement

SIGNATURE

After reasonable inquiry and to the best of my knowledge and belief, I certify that the information set forth in this statement is true, complete and correct.

Date: July 31, 2017	CEF HOLDINGS LIMITED

/s/ Warren Gilman
	By:	Warren Gilman
	Title:	Chairman & CEO

Date: July 31, 2017	CEF (CAPITAL MARKETS) LIMITED

/s/ Warren Gilman
	By:	Warren Gilman
	Title:	Director

SCHEDULE A

CEF HOLDINGS LIMITED – BOARD OF DIRECTORS

Name	Title	Present Occupation	Present Business Address	Citizenship
Warren Gilman	Chairman	Chairman and CEO of CEF Holdings Limited	Suite 2303, 23rd Floor Cheung Kong Center 2 Queen’s Road Central Hong Kong	Canadian

CEF (CAPITAL MARKETS) LIMITED – BOARD OF DIRECTORS

Name	Title	Present Occupation	Present Business Address	Citizenship
Warren Gilman	Director	Chairman and CEO of CEF Holdings Limited	Suite 2303, 23rd Floor Cheung Kong Center 2 Queen’s Road Central Hong Kong	Canadian

CEF HOLDINGS LIMITED – CONTROL PERSONS

Name	Jurisdiction of Formation	Present Business Address	Principal Business
Canadian Imperial Bank of Commerce	Canada	Commerce Court Toronto, Ontario M5L 1A2	Financial Services

CK Hutchison Holdings Limited	Hong Kong	221F Hutchison House 10 Harcourt Road Hong Kong	Operates a variety of businesses, including ports and related services, retail, infrastructure, energy, and telecommunications

CEF HOLDINGS LIMITED – EXECUTIVE OFFICERS

Name	Title	Present Business Address	Citizenship
Warren Gilman	Chairman and CEO	Suite 2303, 23rd Floor Cheung Kong Center 2 Queen’s Road Central Hong Kong	Canadian

CEF (CAPITAL MARKETS) LIMITED – EXECUTIVE OFFICERS

Name	Title	Present Business Address	Citizenship
Warren Gilman	Chairman and CEO	Suite 2303, 23rd Floor Cheung Kong Center 2 Queen’s Road Central Hong Kong	Canadian

During the last five years, none of the Reporting Persons listed in this Schedule A has been convicted in any criminal proceeding (excluding traffic violations or similar misdemeanors) or has party to any civil proceeding commenced before a judicial or administrative body of competent jurisdiction as a result of which he was or is now subject to a judgment, decree or final order enjoining future violations of, or prohibiting or mandating activities subject to, federal or state securities laws or finding any violation with respect to such laws.

10